

April 26, 2012

<u>Via E-mail</u>
James H. Bloem
Senior Vice President,
Chief Financial Officer and Treasurer
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Re: Humana Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 24, 2012
       File No. 001-05975

Dear Mr. Bloem:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Item 1A. Risk Factors, page 17</u>

1. On page 22 you state that you expect to account for revenues under the new TRICARE South contract, which is effective April 1, 2012, net of estimated health care costs similar to an administrative services fee only agreement. This is in contrast to your accounting for the current contract in which you allocated the consideration to the various components of the contract based on the relative fair value of the components, resulting in revenue that consisted of insurance premiums, healthcare services and administrative services. Please provide us with an analysis of your expected revenue recognition for this contract and explain what changes were made from the previous contract that are causing the change in revenue recognition.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Revenue Recognition, page 73

2. You state that beginning January 1, 2011, revenue is recorded net of estimated rebates to policyholders under the minimum benefit ratios required under the Health Insurance Reform Legislation. Please provide us proposed disclosure to be included herein in future periodic reports that discloses the amount of these rebates recorded to revenue. Also, provide us proposed disclosure to be included in your financial statements of future periodic reports describing how you determine the amount of these rebates and your accounting policy for recording them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant